Exhibit 99.3

                              CAUSE NO. 2004-31488

STEVE CRAWFORD                           ss.     IN THE DISTRICT COURT OF
                                         ss.
vs.                                      ss.     HARRIS COUNTY, TEXAS ss.
AMERICAN CONTINENTAL                     ss.
MANAGEMENT, LLC, SUPREME                 ss.
HOLDINGS, INC., and CHARLES PIRCHER      ss.
                                         ss.     113 JUDICIAL DISTRICT

                          PLAINTIFF'S ORIGINAL PETITION

                 TO THE HONORABLE JUDGE AND JURY OF SAID COURT:

      COMES NOW STEVE CRAWFORD and files this his Original Petition complaining of AMERICAN CONTINENTAL MANAGEMENT, LLC ("ACM"), SUPREME HOLDINGS, INC. ("SUHO") and CHARLES PIRCHER, and would show the Court the as follows,

                                        I.
                                     PARTIES

      STEVE CRAWFORD is an individual residing in Houston, Harris County, Texas.

      AMERICAN CONTINENTAL MANAGEMENT, LLC ("ACM") is a Texas limited liability company having its principal place of business in Houston, Harris County, Texas. It can be served with citation through its registered agent Charles T. Phillips, 5056 Westheimer, Ste. 840, Houston, Texas 77056.

      SUPREME HOLDINGS, INC., ("SUHO") is a Nevada corporation which transacts business within the state of Texas. Supreme Holdings, Inc., can be served through its President Charles T. Phillips, 5056 Westheimer, Ste. 840, Houston, Texas 77056.

      CHARLES PIRCHER is an individual who resides in the state of Texas. He can be served with process at 1445 County Road 2615, Rio Medina, Texas 78066.

                                       II.
                                  JURISDICTION

      This Court maintains subject matter jurisdiction over this controversy as the transactions and occurrences giving rise to the controversy arose primarily within the state of Texas.

      This Court maintains personal jurisdiction over the Defendants as they conduct business within the state of Texas and exercise minimum contacts with the state of Texas. Defendant ACM is a resident of the state of Texas.

                                       III.
                                      VENUE

      Venue is proper in Houston, Harris County, Texas as all or part of the transactions and occurrences giving rise to this litigation occurred within Houston, Harris County, Texas.

                                       IV.
                               FACTUAL BACKGROUND

      Steve Crawford is a investor of the company which was known as Your Corner Office ("YCO"). Mr. Crawford, along with other business associates and investors, developed YCO as a business service company. YCO was a consulting company which assisted other companies with developing business programs, managing staff and provided other various business solutions.

      In 2002, Steve Crawford, along with other investors, and YCO began searching for an additional investor or a venture capitalist to provide YCO with additional financial support. Eventually, YCO, Crawford and other investors were introduced to Charles Pircher, SUHO and ACM.

      In December of 2002, ACM, SUHO and YCO entered into an agreement for the purchase by ACM and SUHO of all the outstanding stock issued and belonging to YCO and its shareholders.

      The YCO shareholders were to receive shares of SUHO stock in exchange for the sale of their YCO shares. Essentially, this was a stock purchase transaction. The agreement and plan of exchange between the parties specifically provided that upon completion of the stock transfer, YCO would become a subsidiary of SUHO.

      By virtue of its stock purchase agreement, ACM and SUHO assumed all the obligations and debts of YCO. These obligations and debts included loans and advances made by Steve Crawford.

      In February of 2004, SUHO defaulted upon the obligations that it owed to Mr. Crawford. In particular, SUHO stopped paying the loans made by Mr. Crawford.

                                       V.
                         COUNT ONE - BREACH OF CONTRACT

      Plaintiff incorporates by reference all aforementioned paragraphs as if fully restated herein.


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

      By failing to continue with its obligations as required under the stock purchase agreement, ACM and SUHO have materially breached its agreement. By failing to make the referenced loan payments, Defendants breach has approximately caused damages to Plaintiff. These damages includes the total amount of the note.

                                       VI.
                              COUNT TWO - ALTER EGO

      Plaintiff incorporates by reference all aforementioned paragraphs as if fully restated herein.

      Plaintiff alleges and will show that Charles Pircher is the alter ego of ACM and SUHO. To that extent, Charles Pircher is personally liable to Plaintiff. ACM and SUHO were organized and operated as a mere tool or business conduit of Charles Pircher. There was such a unity between ACM and SUHO on the one hand and Charles Pircher on the other that the separateness of the companies had ceased and holding only Charles Pircher responsible would result in justice.

      Moreover, Charles Pitcher caused the corporations to be used for the purpose of perpetrating and did perpetrate fraud on Plaintiff and primarily for the direct and personal benefit of Charles Pitcher.

                                      VIII.
                                     DAMAGES

      As a proximate result of the breaches of contract and fraudulent conduct by Defendants, Plaintiff has been injured and suffered damages. Plaintiffs damages include his consequential damages for repayment of the loans, as well as his attorneys' fees incurred herein.

                                       IX.
                                   JURY DEMAND

      Plaintiff requests that a jury be impaneled to try the factual issues of this case and has tendered the appropriate fee to the Court.

                                       X.
                                   CONCLUSION

      WHEREFORE, PREMISES CONSIDERED, Plaintiff respectfully requests that the Defendants be cited to appear herein, and upon a trial to the jury, that judgment be entered in favor of Plaintiff and against the Defendants for actual damages, attorneys' fees, costs of court, prejudgment and post-judgment interest as allowed by law, and for such other and further relief, whether at law or in equity, to which Plaintiff is entitled.


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

                                                   Respectfully Submitted,

                                                   JERRY M. YOUNG, P.C.


                                                   /s/ Jerry M. Young
                                                   ---------------------------
                                                   Jerry M. Young
                                                   TBN:  00785301
                                                   4309 Yoakum
                                                   Houston, Texas 77006
                                                   Telephone: (713) 874-6451
                                                   Facsimile: (713) 874-6452


                                                   PATTERSON * SELL, L.L.P.


                                                   /s/ Pete T. Patterson
                                                   ---------------------------
                                                   Pete T. Patterson
                                                   TBN. 15603580
                                                   4309 Yoakum, Suite 2000
                                                   Houston, Texas 77006
                                                   Telephone: (713) 874-6444
                                                   Facsimile: (713) 874-6445
                                                   ATTORNEYS FOR PLAINTIFF


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